Exhibit 3.2

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
PLY GEM HOLDINGS, INC.
Ply Gem Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:
FIRST: The name of the Corporation is Ply Gem Holdings, Inc.
SECOND: The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on January 23, 2004. An Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), then named Ply Gem Holdings, Inc., was filed with the Secretary of State of Delaware on May 23, 2013.
THIRD:    Section 9.2 of the Certificate of Incorporation is hereby amended to read in its entirety as follows:
9.2 Special Meetings of the Corporation’s Stockholders. Unless otherwise provided by applicable law and subject to the express terms of any series of shares of Preferred Stock, a special meeting of the Corporation’s stockholders may be called only by (a) a majority of the members of the Board or (b) prior to the Trigger Date, the Secretary of the Corporation at the request of the holders of fifty percent (50%) or more of the outstanding shares of Common Stock.
FOURTH: The amendment of the Certificate of Incorporation effected hereby was duly approved and adopted by the board of directors of the Corporation and the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware, as amended.
IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by Shawn K. Poe, its Secretary, on May 12, 2015.

PLY GEM HOLDINGS INC.

By:	/s/ Shawn K. Poe
Name: Shawn K. Poe
Title: Secretary